Exhibit 99.1

PRESS RELEASE

BROOKFIELD TO COMMENCE DEVELOPMENT OF BAY ADELAIDE CENTRE NORTH TOWER IN TORONTO

Toronto, August 14, 2018 – Brookfield Property Partners L.P. (NASDAQ: BPY, TSX: BPY.UN) today announced its plans to commence development of the third and final office tower of Bay Adelaide Centre in downtown Toronto. Scotiabank has signed a commitment to lease 420,000 square feet – approximately 51% of the building – for 15 years as the anchor tenant of Bay Adelaide Centre North.

“We are pleased to commence development of the North and final tower at Bay Adelaide Centre with highly respected financial institution, Scotiabank, as the lead tenant,” said Jan Sucharda, Global President and COO, Office Division, for Brookfield Property Partners. “The North tower will complete the three-million-square-foot Bay Adelaide Centre campus, which over the last decade has established itself as one of the preeminent business addresses in Toronto’s financial core.”

Bay Adelaide Centre North, located on the north side of Temperance Street across from the existing East and West towers, will be a 32-storey, 820,000-square-foot office building with best-in-class operational, environmental and life-safety systems. Scotiabank will have a dedicated reception area, and exclusive access to an outdoor podium terrace. The tower will overlook Arnell Plaza to the south, a half-acre open space, as well as Cloud Gardens Park to the east.

The building will have direct access to subways and the amenities of the PATH underground pedestrian system. Consistent with Bay Adelaide Centre West and East and several of Brookfield’s new office developments, Bay Adelaide Centre North will be designed to achieve LEED Platinum Core & Shell environmental certification.

Brookfield anticipates substantial completion of the building in early 2022, with Scotiabank’s lease commencement to follow later that year. Brookfield projects total development costs of approximately C$500 million.

The 52-storey, 1.2-million-square-foot Bay Adelaide Centre West opened in 2009 and is 100% leased. At the time it was developed, it was the first new office tower in Toronto’s financial core in 17 years. The 44-storey, 1.0-million-square-foot Bay Adelaide Centre East opened in 2015 and is likewise 100% leased.

Reflective of the strength of the market and the premium quality of the company’s assets in the city, Brookfield’s 11-property, 11-million-square-foot Toronto office portfolio is currently 99% occupied.

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Brookfield Property Partners

Brookfield Property Partners is one of the world’s largest commercial real estate companies, with approximately $69 billion in total assets. We are leading owners, operators and investors in commercial real estate, with a diversified portfolio of premier office and retail assets, as well as interests in multifamily, triple net lease, industrial, hospitality, self-storage, student housing and manufactured housing assets. Brookfield Property Partners is listed on the Nasdaq stock market and the Toronto stock exchange. Further information is available at bpy.brookfield.com.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management, a leading global alternative asset manager with over $285 billion in assets under management.

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Brookfield Contact:

Matthew Cherry

Senior Vice President, Investor Relations and Communications

Tel: (212) 417-7488

Email: matthew.cherry@brookfield.com

Forward-Looking Statements

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Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate other acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

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